CODE OF BUSINESS CONDUCT AND ETHICS Effective Date: February 23, 2021

The purpose of this Code of Business Conduct and Ethics (the "Code") is to define the standards and values which B2Gold Corp. (the "Company") expects its personnel to follow in all of their dealings with stakeholders and activities with the Company. This Code applies to all personnel of the Company and all of its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company (collectively, the "B2Gold Group"), including every director, officer, employee, consultant and contractor of the B2Gold Group (the "B2Gold Personnel").

The Code states basic principles that should guide the affairs of the B2Gold Group and addresses certain specific situations, but it is not intended to be comprehensive. B2Gold Personnel are encouraged to seek guidance on specific issues, particularly with respect to potential conflicts of interest. All questions by employees pertaining to this Code should be directed to the B2Gold Personnel's supervisor or the B2Gold Group's local Human Resources Officer. All questions by consultants and contractors should be directed to the employee responsible for supervising their work (the "Supervising Employee"). If in doubt, the supervisor, the local Human Resources Officer, or the Supervising Employee will seek the advice of the Executive Vice President and General Counsel of the Company to determine whether or not outside legal counsel should be consulted regarding the matter.

The Company's Corporate Governance and Nominating Committee (the "Governance Committee") is responsible for setting the standards of business conduct contained in the Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the B2Gold Group, the business practices within the Company's industry, the Company's own business practices, and the prevailing ethical standards of the communities in which the B2Gold Group operates.  While the Board of Directors of the Company (the "Board"), through the Governance Committee, will oversee and monitor compliance with the Code, it is the individual responsibility of each B2Gold Personnel to comply with the Code.  Each B2Gold Personnel is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code. Additionally, all B2Gold Personnel should read, understand, and follow the Company's Disclosure, Confidentiality and Insider Trading Policy, Anti-Corruption Policy and Whistleblower Policy. This Code should also be provided to and followed by suppliers, agents and representatives, including advisors, engaged by the B2Gold Group, as though such parties were B2Gold Personnel, to the extent applicable pursuant to the Code and other policies of the Company.

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1. Guiding Principles

All B2Gold Personnel must:

(a) act honestly and in good faith with a view to the best interests of the Company;

(b) exercise due care, diligence and skill in fulfilling the functions of their position;

(c) avoid conflicts of interest between work and personal affairs;

(d) exercise the powers attached to their employment, engagement or other relationship with the B2Gold Group and use the assets of the B2Gold Group for the purposes for which they were intended;

(e) demonstrate honesty, truthfulness, respectfulness and integrity in all business dealings and interactions with the B2Gold Group's shareholders, customers, suppliers, competitors and other employees; and

(f) act in accordance with all applicable laws, rules and regulations, adhere to the ethical standards set out in the Code and follow the Company's policies and procedures. For certainty, if any applicable law conflicts with a policy in this Code, B2Gold Personnel must comply with the applicable law. If a local custom or policy conflicts with this Code, B2Gold Personnel must consult with the Governance Committee and comply with this Code, unless a waiver is obtained pursuant to Section 16.

2. Special Responsibility of Leaders

B2Gold Personnel who are directors, officers, supervisors and Supervising Employees have an important responsibility to promote an ethical and compliant workplace. Such individuals must lead by example, while remaining watchful for potential misconduct, and must fully understand this Code, be able to explain and discuss it with those who report to them and encourage others to come forward with concerns. This includes taking the time to listen to others' concerns and questions, developing a relationship of trust with other B2Gold Personnel, and reporting acts of misconduct. Such individuals must ensure that the B2Gold Personnel they supervise feel confident that they can discuss their questions and concerns with them without fear of retaliation.

3. Conflicts of Interest

3.1. All B2Gold Personnel have an obligation to act in the best interests of the Company at all times. Further, B2Gold Personnel are required to avoid situations where their personal interests interfere or might appear to interfere in any way with the interests of the Company.

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3.2. A conflict of interest will arise when B2Gold Personnel must choose between the Company's best interests and their personal interests, including when such B2Gold Personnel has personal interest in a B2Gold Group transaction. Any situation where the judgment of such B2Gold Personnel may be compromised, where he or she shows undue favoritism to any party or where he or she, or a member of his or her family, receives a personal benefit of some kind, or where it even appears that one of the above is true, is potentially a conflict of interest. All B2Gold Personnel must strive to avoid situations that create a conflict, create the potential for a conflict or create the appearance of a conflict.  If a B2Gold Personnel becomes aware of a transaction or relationship (including those involving family members) that could reasonably be expected to give rise to a conflict of interest, he or she should promptly disclose the matter to their supervisor or Supervising Employee or the Company's Executive Vice President and General Counsel in accordance with Section 3.3.

3.3. Where an actual or potential conflict of interest may exist, then B2Gold Personnel must immediately disclose the conflict to: (a) their supervisor or Supervising Employee, who must then report the matter to the Company's Executive Vice President and General Counsel; or (b) directly to the Company's Executive Vice President and General Counsel. The Company's Executive Vice President and General Counsel must report all conflict of interest matters to the Governance Committee and may refer such matters to the Governance Committee for determination as necessary. Failure to disclose and report a conflict of interest is a violation of this Code.

3.4. If required by the Board, where a director of the Company has a conflict of interest, such director shall retire from any meeting of the Board while discussion on the applicable material contract or transaction or proposed material contract or transaction of the Company is taking place and shall refrain from voting on the subject under consideration, but this will not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the director from his or her obligation to inform the Board.

4. Use of B2Gold Group Resources

4.1. All B2Gold Personnel are to safeguard and use the B2Gold Group's resources for legitimate B2Gold Group business purposes only. The B2Gold Group and all B2Gold Personnel will take steps to prevent theft, carelessness and any manner of significant waste that has a direct impact on the B2Gold Group's profitability. Any suspect incident of fraud, theft or other irregularity should be reported immediately for investigation in accordance with Section 15. B2Gold Group equipment should not be used for non-B2Gold Group business, other than incidental personal use; other use requires pre-approval by an immediate supervisor.

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4.2. The obligation of B2Gold Personnel to protect the B2Gold Group's assets includes the protection of its proprietary information. Proprietary information includes, among other things: drill results; engineering plans and designs; geological prospects and interpretations; databases and records; business, marketing and corporate development plans; salary information; intellectual property and any unpublished financial or technical data and reports.  Unauthorized use or distribution of this information is a violation of this Code.  It may also be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after B2Gold Personnel cease to have a relationship with the B2Gold Group. See "Confidentiality".

5. Corporate Opportunities

Opportunities which become available to a B2Gold Personnel by reason of his or her employment, engagement or other relationship with the B2Gold Group must be disclosed to the Company and be treated as if belonging to the B2Gold Group.  B2Gold Personnel are prohibited from using B2Gold Group property or information for personal gain, taking personal advantage of opportunities that are discovered through the use of B2Gold Group property or information, or competing with the B2Gold Group. B2Gold Personnel owe a duty to the Company to advance its legitimate interests, before their own, when the opportunity to do so arises in connection with B2Gold Personnel's employment, engagement or other relationship with the B2Gold Group.

6. Confidentiality

6.1. All B2Gold Personnel are required to maintain and protect the confidentiality of all information and materials entrusted to them by the B2Gold Group or persons with whom the B2Gold Group does business, except when disclosure is authorized by the Company's Chief Executive Officer, Chief Financial Officer or Executive Vice President and General Counsel or is required by laws or regulations.  The obligation to preserve confidential information continues even after B2Gold Personnel cease to have a relationship with the B2Gold Group.

6.2. B2Gold Personnel have access to sensitive and confidential corporate information.  Confidential information includes any information obtained or developed in the course of the B2Gold Group's business that has not been made public by the Company through designated spokespersons or publicly disclosed documents, including material information pertaining to persons or entities with whom the B2Gold Group does business that has not been made public by such person or entity. Release of such information may be harmful to the B2Gold Group, other B2Gold Personnel, suppliers, customers, and other persons or entities with whom the B2Gold Group does business, and in some cases may be illegal.  B2Gold Personnel must use extreme care when dealing with confidential information to ensure that such information not be released to anyone inside or outside of the B2Gold Group who is not authorized or legally entitled to receive it. Treatment of confidential information must be in accordance with the Company's Disclosure, Confidentiality and Insider Trading Policy.

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6.3. B2Gold Personnel must also maintain the confidentiality of all personal information provided to, or held by, the B2Gold Group and ensure that such personal information is not disclosed to other B2Gold Personnel unless it is reasonably required by them to perform their jobs. B2Gold Personnel must not disclose such personal information to third parties unless required by applicable laws, rules or regulations (and then only to the extent required) or unless the informed consent of the relevant individual has been obtained. Personal information must be dealt with in accordance with all applicable privacy laws.

6.4. The foregoing obligations of confidentiality are subject to applicable whistleblower laws, which protect the right of B2Gold Personnel to provide information to governmental and regulatory authorities.  Notwithstanding any other provision of this Code, any other Company policy or any agreement relating to B2Gold Personnel, B2Gold Personnel are not required to seek the B2Gold Group's permission or notify the B2Gold Group of any communications made in compliance with applicable whistleblower laws, and the Company will not consider such communications to violate this or any other Company policy or any agreement between the B2Gold Personnel and the B2Gold Group.

7. Health, Safety, Environment & Corporate Social Responsibility

The Company is committed to managing and operating its assets in a manner that is consistent with the values of fairness, transparency, respect and accountability, protective of human health and safety and the environment, respects human rights and involves active engagement with host communities. All B2Gold Personnel have responsibility for maintaining a safe and healthy workplace by following health and safety rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and harassment in the workplace are not permitted. B2Gold Personnel are expected to be free of alcohol and drugs that could impair their judgment or affect their ability to perform their job safely while in the workplace.

It is the Company's policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations. B2Gold Personnel are also expected to comply with the Company's policies, management systems, standards and procedures relating to health, safety, security, the environment, human rights, community engagement and corporate social responsibility.

8. Fair Dealings

8.1. B2Gold Personnel are required to deal fairly with the B2Gold Group's customers, suppliers, competitors and other employees in a business-like manner, free from discriminatory practices, including harassment.  No B2Gold Personnel should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

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8.2. The Company believes that fair competition is fundamental to the continuation of the free enterprise system.  The Company complies with and supports laws that prohibit restraints of trade, unfair practices, or abuse of economic power.  B2Gold Personnel must not enter into arrangements that unlawfully restrict the B2Gold Group's ability to compete with other businesses, or the ability of any other business to compete with the B2Gold Group.  B2Gold Personnel are also prohibited from entering or discussing any unlawful arrangement that may result in unfair business practices or anticompetitive behaviour.

8.3. The Company will make full, fair, accurate and timely disclosure in periodic reports and documents required to be filed by the Company under applicable securities laws in accordance with the Company's Disclosure, Confidentiality and Insider Trading Policy.

9. Discrimination and Harassment

The B2Gold Group recognizes the diversity of its workforce and is committed to providing a working environment in which all persons are treated with respect and dignity.  The B2Gold Group will not tolerate violence, unlawful discrimination or harassment of any kind. Examples of harassment include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. B2Gold Personnel should follow the procedures set out in the Company's Non-Discrimination and Harassment Policy when another person's conduct makes them uncomfortable and should report matters concerning discrimination or harassment in accordance with the Non-Discrimination and Harassment Policy, as applicable.

10. Use of Email and Internet Services

10.1. Email, mobile devices, and internet services are provided by the B2Gold Group to assist B2Gold Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. B2Gold Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on racial or ethnic characteristics or any other messages that could reasonably be viewed as harassment.

10.2. Messages (including voicemail and text messages) and computer information sent, received or created by B2Gold Personnel are considered B2Gold Group property and B2Gold Personnel should recognize that these messages and information are not "private". Unless prohibited by law, the B2Gold Group reserves the right to access and disclose those messages and information as necessary for its business purposes. B2Gold Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

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11. Compliance with Laws

The Company operates within a complex framework of Canadian federal, provincial and municipal laws and regulations, United States laws and regulations, stock exchange rules and the laws of other countries in which it does business.  All B2Gold Personnel are expected to comply with the applicable laws, rules and regulations of Canada, the United States and any other country in which the B2Gold Group carries on business and applicable stock exchange rules, including without limitation mining and environmental laws and regulations. No B2Gold Personnel is ever expected to commit or condone an illegal act, or to instruct other B2Gold Personnel to do so on behalf of the B2Gold Group.  Where law does not govern a situation or where the law is unclear or conflicting, all B2Gold Personnel are expected to seek advice from supervisors, managers or other appropriate personnel. The Executive Vice President and General Counsel (or delegate) of the Company is always available to assist B2Gold Personnel in determining applicable legal requirements.

12. Insider Trading

Trading of publicly listed securities or their derivatives on the basis of insider information, or inducing others to do so, is illegal and may result in significant civil and criminal penalties.  Insider information includes information that is not public and could materially affect the price of the Company's shares. It may be positive or negative and may include information concerning significant discoveries, assay results, geological interpretations, grades, tonnages, resources and reserves of properties owned or operated by the B2Gold Group, financial results or forecasts, or information concerning major contracts or proposed transactions including mergers, takeovers and asset acquisitions. The Company has adopted the Disclosure, Confidentiality and Insider Trading Policy governing the trade of the Company's securities or the securities of any counterparty to a potential material transaction by B2Gold Personnel. Each B2Gold Personnel is expected to read and become familiar with this Policy.

13. Financial Records and Internal Controls

B2Gold Personnel must maintain the integrity of the Company's financial records and ensure full, fair, accurate, timely and understandable disclosure of financial information as required by securities and other regulatory authorities.  All assets, liabilities and transactions must be accurately and completely reported in the books and supported by necessary documentation, and no asset, liability or transaction is to be concealed from management or the Company's internal or external auditors. All of the B2Gold Group's financial statements and the books, records and accounts on which they are based must appropriately reflect the B2Gold Group's activities and conform to applicable legal and accounting requirements and to the B2Gold Group's system of internal controls.

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All B2Gold Personnel have a responsibility, within the scope of their positions, to ensure that the B2Gold Group's accounting records do not contain any false or intentionally misleading entries.

B2Gold Personnel may not directly or indirectly:

(a) make or cause to be made a false or misleading statement; or

(b) omit to state, or cause another person to omit to state, any material fact necessary to make statements made not misleading,

in connection with the audit of financial statements by independent accountants, the preparation of any required reports, whether by independent or internal accountants, or any other work that involves or relates to the filing of a document with the applicable securities regulatory authorities.

14. Anti-Corruption and Anti-Bribery

The Company is committed to a culture of honesty, integrity, accountability and compliance with legal requirements and the Company's Anti-Corruption Policy outlines the basic principles and policies with which all B2Gold Personnel are expected to comply. The Company has a zero-tolerance approach toward bribery, corruption, and facilitation payments in all forms.

B2Gold Personnel are strictly prohibited from:

(a) offering, promising or making a payment, gift or hospitality with the expectation or hope that a business advantage will be received, or to reward a business advantage already given;

(b) requesting or agreeing to receive or accept a payment, gift or hospitality in the expectation or belief that a business advantage will be awarded, or as a reward for an advantage already granted;

(c) bribing an individual in public office or public service;

(d) making any additional payments made to a public official to expedite or secure routine non-discretionary governmental actions (a facilitation payment);

(e) threatening or retaliating against another individual who has refused to commit or refused to collude to commit a possible bribery offence or one who has raised concerns under the Anti-Corruption Policy, and

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(f) engaging in any other activity that might lead to a breach of the Anti-Corruption Policy or any applicable anti-bribery or corruption laws.

Those paying a bribe may subject the B2Gold Group and themselves to civil and criminal penalties. If a B2Gold Personnel becomes aware of or receives any solicitation for, or offer of, money or a gift, that is intended to influence an official decision or business decision inside or outside of the B2Gold Group, it should be reported pursuant to the Anti-Corruption Policy.

B2Gold Personnel are required to comply with the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and with local anti-bribery and anti-corruption laws in the jurisdictions in which the B2Gold Group conducts business. B2Gold Personnel are also expected to comply with the B2Gold Group's additional policies, programs, standards and procedures related to anti-corruption compliance. Please refer to the Company's Anti-Corruption Policy and procedures implemented in respect of such policy for more information.

15. Reporting

15.1. B2Gold Personnel should promptly report, as applicable:

(a) any concerns related to the Company's accounting, internal controls or auditing matters, pursuant to the Company's Whistleblower Policy;

(b) any concerns related to anti-corruption or anti-bribery matters, pursuant to the Company's Anti-Corruption Policy;

(c) any concerns related to discrimination or harassment matters, pursuant to the Company's Non-Discrimination and Harassment Policy; and

(d) all other violations of the Code:

(i) in accordance with the Company's Grievance Procedure;

(ii) to their supervisor or Supervising Employee, who shall then report the matter to the Company's Executive Vice President and General Counsel, who shall, in turn, report the matter to the Governance Committee;

(iii) to the Company's Executive Vice President and General Counsel, who shall then report the matter to the Governance Committee; or

(iv) to a member of the Governance Committee.

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Following is the contact information for each member of the Governance Committee:

Robin Weisman Tel:  202-459-3174 or rweisman@b2gold.com

Robert Cross Tel:  604-685-2162 or bcross@b2gold.com

Robert Gayton Tel:  604-307-8558 or rgayton@b2gold.com

Jerry Korpan Tel:  778-668-1081 or jkorpan@b2gold.com

15.2. If any B2Gold Personnel wishes to report a suspect violation of this Code anonymously, such B2Gold Personnel may do so in accordance with the Company's Grievance Procedure or Whistleblower Policy as applicable.

15.3. The Governance Committee shall cause an investigation of any reported violations and shall oversee an appropriate response, including corrective action and preventative measures where required, provided that the Governance Committee may refer the investigation to the Audit Committee where appropriate.  B2Gold Personnel are expected to cooperate with such investigation.

15.4. The Company will not tolerate any retaliation or reprisal against anyone who in good faith reports a potential breach of the Code or raises a concern with respect to whether certain conduct constitutes a breach.  A "good faith" report is one which is made honestly and reasonably, whether or not the person has all of the relevant facts or is sure that a breach has occurred.

15.5. The Code encourages all B2Gold Personnel to seek guidance when unsure about the best course of action in a particular situation.

16. Requests for Waivers

Requests for waivers from this Code must be delivered to the Governance Committee or a delegate of the Governance Committee, together with a summary of all relevant facts and circumstances. Waivers with respect to directors and executive officers may only be granted by the Board. Waivers with respect to other officers or non-officer employees of the B2Gold Group may be granted by the Governance Committee or its delegate. The B2Gold Personnel to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines, including those of a stock exchange on which the Company's stock may be listed.

The Company will disclose to the Company's shareholders within four business days any waiver with respect to a director or executive officer.

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17. Violations

Upon determination that a B2Gold Personnel has violated this Code, the Company will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.  Appropriate action may also be taken to deter any future Code violations.  Failure to report a known violation of the Code is itself a violation of the Code.

B2Gold Corp. reserves the right to modify or amend this Code at any time as it may deem necessary.

Revision	Effective Date	Authorized by
1	May 13, 2013	CEO, Board of Directors
2	March 13, 2018	CEO, Board of Directors
3	February 23, 2021	CEO, Board of Directors

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